INTERNATIONAL DEVELOPMENT AND ENVIRONMENTAL HOLDINGS
1173A Second Avenue
Suite 327
New York, NY 10065

January 20, 2011

U. S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	International Development and Environmental Holdings (the "Company")
Form 8-K Filed October 27, 2010
File No. 000-54106

To Whom It May Concern:

In response to your request for certain confirmations from the Company, please find the following.  The Company hereby acknowledges the following:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Development and Environmental Holdings

/s/ Scott Lieberman
Chief Executive Officer